Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2006

Mr. J. Todd Hagely
Senior Vice President and
Chief Financial Officer
Direct General Corporation
1281 Murfreesboro Road
Nashville, TN 37217

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
       Filed March 14, 2006
       File No. 000-50360

Dear Mr. Hagely:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Insurance Losses and Loss Adjustment Expense Reserves, page 48

1. We believe your disclosure in the Critical Accounting Policies section of MD&A
   regarding the estimation of the reserve for loss and loss adjustment expenses could be
   improved to better explain the judgments and uncertainties surrounding this estimate
   and the potential impact on your financial statements. We believe in order to meet

the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether, and if so to what extent and why, management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately proceeding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. In addition, please provide the amount of gross IBNR separate from the case reserve for each line of business.

b. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please provide an enhanced description of the tests you use to estimate the ultimate average severity and frequency of claims and describe how the severity and frequency factors are used to establish your ultimate reserve. Please ensure this description:

1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

c. If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

d. It appears that you have significantly revised your provision for losses of insured events of prior years. We note that on page 12 you discuss the state that the business with the development was written and disclose that for both the 2005 and 2004 prior year development, the increases were primarily due to higher severity in the PIP coverage and increases in frequency and severity for the property damage coverage in business written in Florida. We believe that the disclosure should discuss the actual factors or events that caused these

changes in addition to which lines of business were affected and the states in which the affected business was written. Please provide the following to explain the reasons for your change in estimate:
1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Liquidity and Capital Reserves

Contractual Obligations, page 60

2. You present loss and loss adjustment expense reserves net of reinsurance. On page 60 you disclose that you remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations. Therefore, it appears that the amount in the table of contractual obligations should be shown on a gross basis. In addition, it appears that scheduled interest payments on long-term debt are also excluded from the contractual obligations table. Due to the significant nature of these liabilities to your business, we believe the inclusion of your loss reserves on a gross basis and interest payments in the contractual obligation table will provide investors increased liquidity disclosure. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the

Item 303(a)(5) of Regulation S-K. Please provide us, in disclosure-type format, a revised table of contractual obligations that includes these obligations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant